Correspondence

Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

Jnauary 16, 2015

By Electronic Filing
United States Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 Attn: John Reynolds Brian McAllister
Re:	OpGen, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 31, 2014 CIK No. 0001293818
Ladies and Gentlemen:
We are providing this response letter on behalf of OpGen, Inc. (the “Company”) with respect to the Staff’s comment letter dated January 12, 2015, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, submitted December 31, 2014 (“Amendment No. 1”).  For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.
Prospectus Summary, page 1
1.
We note your response to comment 2 of our letter dated December 19, 2014 and we reissue the comment in part. It is still unclear how you distinguish your commercialized and non‑commercialized products from similar products in the market. For example, please further revise to clarify if non-culture based tests similar to yours are currently available and can provide results in 24-72 hours or less. Your revised disclosure should clarify the reasons why you believe that other tests are less comprehensive than those that you offer.

RESPONSE:	We have added disclosure to the prospectus summary on page 1 of Amendment No. 2 to the Draft Registration Statement on Form S-1 that we are submitting today (“Amendment No. 2”) to clarify our currently commercialized products and products in development from other products in the market, and to disclose why the Company believes its products are more comprehensive. We have included similar disclosure in the Business section of the prospectus on page 51 of Amendment No. 2.

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United States Securities and Exchange Commission
January 16, 2015

2.
We note your response to prior comment 3 and reissue the comment in part. Please revise the description of your different products to summarize your “re-positioning into the clinical diagnostics market” as discussed in the third through fifth paragraphs on page 42.

RESPONSE:	We have added additional disclosure in the prospectus summary of Amendment No. 2 on page 2 to describe the re-focusing activities the Company undertook in 2013 and 2014 to develop its CLIA Lab business. We have also revised the disclosure on page 42 of Amendment No. 2 to replace the “clinical diagnostics market” clause highlighted above with disclosure we believe more precisely describes our product offerings.
3.
We note your response to prior comment 5 and we reissue the comment. The distinction between development and commercialization of the Acuitas MDRO Gene Test remains unclear in the filing. Please further revise. Your revised disclosure should clarify the milestones and approximate timelines for achieving them.

RESPONSE:	We have revised the disclosure in the prospectus summary and in the Business section of the prospectus to clarify the current status of our commercial-ready products and to more fully articulate the timeline for those products still in development.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42
4.
We note your revised disclosure and response to comment 15 of our letter dated December 19, 2014 and reissue the comment in part. Please revise your discussion of material trends to further clarify (1) your re-positioning into the clinical diagnostics market, (2) the industry developments referenced in the last paragraph on page 14 and (3) the resulting anticipated material impacts on your operations.

RESPONSE:	We have revised the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 42 of Amendment No. 2 to replace the “clinical diagnostics market” reference and to include additional information about the re-positioning of our business focus and the reasons for such repositioning.
Recent Developments, page 42
5.
We note here and on page 46 that you disclose your current operating assumptions indicate that cash on hand as of September 30, 2014 will not be sufficient to fund operations through the end of 2014. In consideration of your assumptions and given that fiscal year 2014 has now ended, please update your disclosure as necessary to discuss your ability to continue to fund your operating and capital needs, including any additional financing that has been obtained.

United States Securities and Exchange Commission
January 16, 2015

RESPONSE:	We have updated the disclosure on page 43 of Amendment No. 2 to bring the discussion of our operating assumptions current, as well as in Liquidity and Capital Resources on page 46 of Amendment No. 2.
Condensed Balance Sheet (Unaudited) at September 30, 2014, page F-29
6.	Please revise to also disclose the authorized, issued and outstanding redeemable convertible preferred stock and common stock at December 31, 2013 (actual) and September 30, 2014 (pro forma). Also tell us how you arrived at the pro forma common stock value of $59,930 at September 30, 2014 given the 5,862,401 common shares issued and outstanding, pro forma as of that date (page 37).
RESPONSE:	We have revised the disclosure on page F-29 to disclose the authorized, issued and outstanding redeemable convertible preferred stock and common stock at December 31, 2013 (actual) and September 30, 2014 (pro forma). We have further revised, on page F-29, the pro forma common stock value to $58,624 (along with the related change to additional paid-in capital). We had inadvertently included the 130,640 shares of common stock underlying restricted stock units awarded to the Company’s Chief Executive Officer in the pro forma calculation in Amendment No. 1. However, the lapse of forfeiture on such RSUs would not accelerate upon a closing of the offering so, if the offering had been consummated as of September 30, 2014, such shares would not be included in the outstanding shares of common stock. Supplementally, we advise the Staff that the forfeiture restrictions on such RSUs did lapse on October 24, 2014, and the shares are now issued and outstanding. We believe the disclosure on page F-29 is now consistent with Capitalization on page 37 of Amendment No. 2 where the exclusion of the 130,640 restricted stock units is specifically disclosed.
We also revised the pro forma net loss per share and pro forma shares used in computing net loss per share (on pages 10, 40, F-27 and F-42 of Amendment No. 2) to exclude the impact of the RSUs noted above.
Other
7.	We note your response to comment 31 and revisions to page II-3 of the registration statement. Please advise us of any agreement or contract covering the $2 million aggregate bridge funding. Additionally, please revise Liquidity and Capital Resources on page 46 and Certain Relationships on page 89 as applicable to address the funding and the terms of the related party transactions.
RESPONSE:	The aggregate of $2 million in bridge funding was authorized by the Board of Directors in October 2014 and is being made by existing investors. There is no agreement or contract requiring such funding or establishing terms other than the Board approval. There is no firm commitment on the part of any investor to participate in such bridge funding. We have revised Liquidity and Capital Resources on page 46 and Certain Relationships on pages 90 to reflect the participation of the current investors in such non-convertible demand note bridge funding.

United States Securities and Exchange Commission
January 16, 2015

C. Eric Winzer, the CFO of the Company (240 813-1273) or Mary Mullany at Ballard Spahr LLP (215-864-8631) are available to answer questions you may have about our responses.
Very truly yours,
/s/ Mary J. Mullany
Mary J. Mullany
MJM/seh

cc:	Evan Jones C. Eric Winzer Hillary Daniels John Archfield James Lopez